Technical Report of the Hosta Butte Property
McKinley County, New Mexico

Report prepared by
Gregory Myers Ph.D.

AUSIMM Chartered Professional Geologist
Washington State Professional Geologist
Dorado Minerals
18926 240th Ave. NE
Woodinville, WA 98077

Date: April 18 , 2006

CONTENTS OF THE TECHNICAL REPORT

Item 1:	Title Page
Item 2	Table of Contents
Item 3	Summary
Item 4	Introduction and Terms of Reference
Item 5	Disclaimer
Item 6	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History
Item 9	Geological Setting
Item 10	Deposit Types
Item 11	Mineralization
Item 12	Exploration
Item 13	Drilling
Item 14	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security
Item 16	Data Verification
Item 17	Adjacent Properties
Item 18	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information
Item 21	Interpretation and Conclusions
Item 22	Recommendations
Item 23	References
Item 24	Date
Item 26	Illustrations

Figures

Figure 6-1	Property Location Map
Figure 6-2.	Claim Map in UTM coordinates with Township, Range, and Sections
Figure 6-3	Location of mineral zone and claim block
Figure 7-1.	Topographic map of the Property Area
Figure 9-1	Regional Tectonic Map
Figure 9-2	Regional Geologic Cross-Section
Figure 9-3	Stratigraphic Column
Figure 9-4.	Regional Geologic Map
Figure 9-5	Example of a Gamma-Resistivity Log
Figure 10-1	Idealized Mineralization Model of a Roll-Front Uranium Deposit
Figure 13-1.	Drill hole Location Map
Figure 18-1	Schematic Extraction Well Configuration
Figure 18-2	Typical Well Field Layout
Figure 18-3	Extraction Process Flow Sheet
Figure 18-4	Layout of Extraction Plant
Figure 19-1.	Uranium Concentration in Pregnant Solution versus Head Grade

Figure 19-2.	Cumulative Histogram of eU3O8 values

Figures included in the Appendices

Figure A-1	Bench 5220
Figure A-2.	Bench 5240
Figure A-3	Bench 5280
Figure A-4	Bench 5300
Figure A-5	Bench 5320
Figure A-6	Bench 5340
Figure A-7	Bench 5360
Figure A-8	Bench 5380
Figure A-9	Bench 5400
Figure A-10	Bench 5420

Tables

Table 3-1	Resource and Drilling Data
Table 8-1	Number of Holes, and Total Footage of Drilling in Resource Database
Table 8-2.	Conoco and HRI "Reserve" statements
Table 15-1	Tabulation of Conoco Disequilibrium Studies
Table 19-1	2006 Hosta Butte Resource Statement
Table 19-2	Relationship of Cutoff Grade to Average Grade and Economics
Table 19-3	Population Statistics of eU3O8 Values at Various Cutoff Grades
Table 19-4	2006 Mineral Resource Calculations for 10 Foot Bench Plans
Table 19-5	Dry Density Values for Various Rock Types
Table 22-1	Recommended Pre-Feasibility Confirmation and Exploration Program
Table 22-2	Recommended Feasibility Study Program

Plates

Plate 7-1.	View of the Hosta Butte project area.
Plate 7-2	View of the Hosta Butte project area.

Appendices

A.	Representative Benches from Resource Model

Item 3: Summary

     The Hosta Butte Property is located in Northwestern New Mexico, approximately 125 miles northwest of Albuquerque and approximately 5 miles to the south of the small town of Crownpoint. Quincy Energy Corp (Quincy) has entered into an Option Agreement with NZ URANIUM, LLC (NZU) the owner of a 100% interest in the property. Quincy can purchase up to 80% of NZU's position. This agreement also includes the Hansen Property, Fremont County, Colorado and the McKinley Property in McKinley County New Mexico, which are not included in this report.

     Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the goal of putting the project into production. Conoco completed at least 133 rotary and diamond core drill holes in the area of the resource. Conoco and Hydro Resources Inc. (HRI) completed a pre-feasibility study defining a significant U3O8 resource. The eU3O8 value is based on the conversion of the radiometric gamma log determination of radioactive mineral to calculated uranium content. True U3O8values (U3O8) are obtained from direct chemical assay results. A summary table of alternative analyses are included in the current database and the conclusion is that the eU3O8 values are reasonable grade estimates.

     Uranium mineralization at Hosta Butte is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource calculated in this study for the Hosta Butte Property in Township 16 North and Range13 West is 6.598 million tons at an average grade of 0.1123 % eU3O8or 14.822 million pounds of U3O8(Table 3-1), using a 0.04% eU3O8cutoff. The mineralized trend on the Quincy Hosta Butte Property is approximately 4,000 feet long and 3,000 feet wide. Within this zone the individual ore bodies form discontinuous, stacked, lenses. The individual mineralized lenses are typically a few hundred to a thousand feet long, up to 300 feet wide and 0.5 foot to over 50 feet in true thickness. Studies completed by HRI indicate in situ leach (ISL) recoveries of 70% to 75% are probable. Generative work programs have not been conducted on the property since 1980. Quincy has not completed any work on the project beyond the review of the Conoco data for this study and bases this resource estimation on that database. The author considers the database to be reliable although incomplete and finds the project to be of high merit. Further exploration and evaluation programs are recommended.

Table 3-1.
2006 Indicated Resource and Historic Drilling Data Support.

Million Tons	Grade % eU3O8	Millions of Pounds of U3O8	# of Core Drill holes	Approximate Drill hole Spacing
6.598	0.1123	14.822	133	200 Feet

Item 4: Introduction and Terms of Reference

     The term of reference for this report is to determine if the subject uranium property, for which Quincy Energy Corp ("Quincy") has entered into a Option Agreement with the owner NZ URANIUM, LLC (NZU) is of sufficient merit to warrant further exploration activities and advanced engineering studies.

Statement of the person for whom the report was prepared:

“The subject report was commissioned by Quincy Energy Corp. for the purpose of confirming a historic uranium resource and bring this resource up to modern industry standards. As a significant body of exploration data previously existed for the deposit, and an historical pre-Feasibility study was completed by Conoco, work performed for the subject report was limited to: a) compilation of all available data, b) a site visit to confirm historic drill hole locations and infrastructure, and c) an independent recalculation of mineral resources to confirm previous estimates by Conoco and HRI.”

Work that remains to be done in the context of industry standards for development of mineral resources includes: infill drilling and drilling for geotechnical and metallurgical samples, metallurgical testing, site selection for mine infrastructure, calculation of mineral reserves, and permitting. This work was beyond the scope of the commissioned report”

-Art Ettlinger, President and COO Quincy Energy Corp.

     This report is based on the database generated by Conoco during its exploration program in the 1970's. The database includes the original gamma ray and resisitivity downhole geophysical logs and a tabulation of eU3O8 for 133 drill holes and summary reports.

     The author visited the property on September 17, 2005. A tour of the property was completed to identify property boundaries and any disturbance remaing from the exploration activites completed in the 1970's. All previous disturbance related to exploration has been reclaimed.

Item 5: Disclaimer

     The data used to prepare this report was collected by a previous property owner. These exploration and evaluation activities took place during the 1970's. The procedures implemented by these operators are well documented and follow industry standard procedures and best practices. Drillcore samples are reported to be stored at the HRI facilities in Crownpoint, but Quincy has not had access to the core as of this reporting. An extensive database of drill hole gamma logs, and supporting reports were critically reviewed. The author believes the data and subsequent evaluations to be reliable.

Item 6: Property Description and Location

     The Hosta Butte Property includes all of Section 3, 9, and 11 and covers an area of 1920 acres, approximately 777 hectares, comprised of fee simple interest lands.

     The Property is located in Northwestern New Mexico in McKinley County (Fig. 6-1) on the USGS Crownpoint 7.5 Minute Quadrangle topographic map. The legal description of the property refers to the entire area of Section 3, 9, and 11 Township 16 North Range 13 West, New Mexico Prime Meridian. A local mine grid was established by Conoco during the exploration program in the 1970's and was used for all exploration activites using Imperial Units. All drill hole collars and drill sections are in Imperial Units on the local coordinates grid. All cross-sections use the same scale vertical and horizontal so there is no distortion or exaggeration. The bench level designations (5100, 5200, etc.) are elevations in feet above mean sea level.

     The property is part of the checkerboard of deeded sections, which include surface and mineral rights. The deeds were granted to the Railroads in 1866 and have passed through several railroad companies, most recently the St. Louis-San Francisco Railway Company. The NZ Land Company was formed in 1908 and took deed and management of the land grants. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

     Quincy has executed an Option agreement with the property owner, NZU, to acquire a 65% Interest in the Hosta Butte Property. Sections 3, 9, and 11 are the subjects of this report (Fig. 6-3). These properties are one portion of the overall agreement, which also includes the Hansen Property (2560 acres, 1036 hectares) and the McKinley Property (14,080 acres, 5698 hectares). The purchase agreement terms reported here apply to all of the properties. Quincy was required to issue 3,000,000 unemcumbered shares to NZU. The agreement requires Quincy to incur a total of $4,150,000 in exploration expenditures on the Property over a four year period and the issuance of an additional 1,050,000 fully paid shares to NZU. The staged work requirements are $400,000 in year one, $750,000 in year two, $1,250,000 in year three, and $1,750,000 in year four. Quincy has the ability to acquire an additional 15% interest, bringing their share to 80%, with the 100% funding of a Feasibility Study and the issue of an additional 250,000 shares.

     No land alienation for parks, archaeological sites, or special management zones are known to exist. The Navajo Reservation is located approximately 10 miles to the northwest of the property and no claims to historic, surface, or mineral rights by the Navajo Nation are known. The Navajo Nation has declared a uranium mining moratorium on Indian Lands. The definition of Indian Lands is not clear and HRI is in the process of challenging the Navajo Nation in court while permitting a portion of their holdings in the Crownpoint and Unit 1 Areas. Unit 1 is approximately 6 miles west of Crownpoint.

     Permits for the next stage of exploration activities are not in place. Exploration permit applications are submitted to the Departments of: Environment, Game & Fish, Office of Cultural Affairs (for archaeological purposes), State Engineers, and State Forestry. Restrictions or delays are not expected in the exploration permitting process. HRI is currently in the permitting process to initiate production in the Crownpoint area.

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Hosta Butte property occurs on the southern flank of an unnamed mountain range which consists of rimrock plateaus and steep, incised canyons, just northwest of the Continental Divide. The property lies north of the Puercos River and Hosta Butte, the most prominent geographic features in the area. The mountain peaks are as high as 8000 feet within two miles of the property with elevations in the immediate project area of about 7700 feet above mean sea level (Fig.7-1). Vegetation consists of low desert sage, pinion pines, and thin grasses in an arid, high desert climate (Plate 7-1).

     The property is accessed from Highway 9, west from Crownpoint. A dirt road turns to the south approximately 2 miles west of Crownpoint and continues through the mountain range to the Puercos River. The road continues east along the Puercos river then turns to the north in Section 11, continuing to wind up to the project area. Several locked gates limit access.

     Albuquerque, New Mexico, host to about 450,000 residents, is located approximately 125 miles to the east on Highway 40 and provides a transportation and supply hub for the area.

     The climate of the property area is typical of the high New Mexico Canyonlands desert with summer temperatures commonly in the mid 80'so F and winter temperatures averaging in the mid teens o F. Rain and snow are minimal, averaging about 10 inches per year. The operating season for an in situ leach (ISL) facility would be minimally affected by weather conditions.

     The surface rights of the property area are partially controlled by private property holders. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated about 5 miles south of the small town of Crownpoint. The area has good access to power and water. Surface water is absent except during extended periods of rain. The terrain is hilly and well drained. A workforce exists within a 100 mile radius.

     The project is now expected to be mined by ISL technolgy and will have a minimal footprint for mineral processing. ISL leaches the mineralized zone in place, by injecting oxygenated water into the mineralized sandstone and pumping the pregnant solution from extraction wells. ISL mining techniques do not generate mine tailings or waste dumps and the primary concern is water processing.

     The general area is host to archeological and cultural sites which should not interfere with ISL mining of the ore bodies.

Item 8: History

     The property is part of the checkerboard of deeded railroad sections, which include surface and mineral rights. Congress chartered the Atlantic and Pacific Railroad Company (the "A&P") in 1866. The A&P was purchased in bankruptcy proceedings by the St. Louis-San Francisco Railway Company, commonly called the "Frisco." Frisco and the Atchison Topeka and Santa Fe Railway Company formed a joint venture in 1880 and used the old A&P charter to build a railroad line, earning millions of acres of federal grant fee lands in New Mexico and Arizona with surface and mineral rights.

     Frisco incorporated New Mexico and Arizona Land Company in 1908 in what was then the Territory of Arizona to hold its grant lands until they could be sold. Uranium was discovered on the grant lands in New Mexico in 1968. In the 1980's NZ turned its principal focus from rural to urban real estate investing and development. After a period of aggressive real estate investing, NZ expanded into bridge financing of real estate. New emphasis was placed on the liquidation of NZ's historic assets.

     After a series of mergers and changes in controlling parties, Robert M. Worsley purchased the remaining rural assets in March 2002. The originally incorporated name of New Mexico and Arizona Land Company was retained and formed into a limited liability corporation. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

     Uranium exploration in the area began in the 1950's and continued through 1979. During this period more than 123,000 tonnes of uranium oxide were extracted from the Grants Uranium Belt, representing 40% of the United States production (Chenoweth and Holen, 1980).

     Conoco completed at least 133 drill holes on the Hosta Butte Property in the late 1970's, totaling at least 325,285 feet (Table 8-1). The total depth of the drilling is estimated because the radiometric drill logs do not state the total depth drilled and a drill hole tabulation with collar information and total depth drilled was not included in the NZU database. The Conoco drilling program intersected multiple flat-lying mineralized zones, which in places are over 50 feet thick. These 133 drill holes were radiometrically logged and make up the basis for this resource calculation and technical review.

Table 8-1.
Number of Holes, and Total Footage, of Drilling in Resource Database

Company	# of Drill holes	Minimum Total Footage
Conoco	133	325,285

Conoco reported "mineral reserves" for the Hosta Butte Project, in 1976 and

1980. The updated 1980 "reserve" was 2.82 million tons grading 0.18 % eU3O8, ,or 10.15million pounds of U3O8, using a mineral zone cutoff of 6 feet averaging 0.9% eU3O8(Table 8-2). HRI stated an updated 1992 "proven reserve" for the the same area of 4.305 million tons at a grade of 0.151% eU3O8 or 13.04 million pounds of U3O8. The stated "reserve" by Conoco and HRI does not meet the Proven or Probable Reserve definition stated in NI 43-101. The "reserve" was estimated by compiling the grade times thicknes values in drill holes for each mineralized horizon and then contouring the values on a plan map. The mineralized zones were compiled on plan maps and the bodies were interpreted to form linear zones controlled by paleo river channels. The mineralized bodies were extended between barren drill holes in order to extend the body to the next mineralized drill hole. The area of the interpreted body was multiplied by the grade times thickness product, the density, and 2000 pounds per ton, to give the pounds of contained eU3O8. Detailed documentation of the Conoco and HRI "reserve" is not contained in the database files.

Table 8-2.
"Mineral Reserve" of the Hosta Butte Uranium Project

	Tons	Grade eU3O8%	Contained eU3O8 Pounds
1992 HRI	4.305 million	0.151	13.04 million
1980 Conoco	2.816 million	0.180	10.15 million

The term mineral reserve was used by HRI and Conoco and does not meet the definition of Mineral Reserve, Proven, Probable, or Possible as required by NI 43-101.

The Hosta Butte property has not had any production.

Item 9: Geological Setting

Regional Geologic Setting

     The Host Butte area of New Mexico lies on the Chaco Slope of the San Juan sedimentary basin, a large regional depression approximately 100 miles in diameter (Fig. 9-1). The basement rocks which underlie the basin consist of Pre-Cambrian rocks including granite and quartzite (Brister and Hoffman, 2002). The sediments within the basin are up to 15,000 feet thick and consist dominantly of sandstone, siltstone, and shale with minor limestone (Fig. 9-2). The sediments are mostly derived from a continental source including volcanic and igneous rocks and were deposited in an inland seaway. The sediments vary from marine to fresh water. The basin is asymmetric with the southern limb gently dipping to the north and the northern limb dipping steeply to the south (Kernodle 1996 and Stone and others, 1983).

     The oldest sedimentary rocks in the basin consist of Pennsylvanian to Permian rocks which are dominantly of marine origin and include limestone, shale, sandstone, and gypsum (Aubrey, 1992). These Paleozoic rocks host most of the oil and gas fields in the area. Triassic rocks overlie the Paleozoic marine rocks. The Triassic Chinle Group and

     Rock Point Formation are dominantly non-marine and include sandstone, siltstone, and mudstone of fluvial origins. Jurassic sandstones overlie the Triassic sediments and include the Entrada Sandstone and the Morrison Formation (Dam et. al., 1990 and Anderson and Lucas, 1995). The Entrada Sandstone was formed by wind-blown sand dunes and hosts many oil and gas fields while the Morrison Formation consists of fluvial sandstone, siltstone, and shale and hosts most of the uranium deposits in the region (Brister and Hoffman, 2002). Probable uplift and erosion took place during the Early Cretaceous period and no sediments are known to exist for this time. An inland seaway developed by the Mid to Late Cretaceous comprised by the Dakota and Mancos Shale Formations, a sequence of marine and non marine shoreline sediments. The marine sediments include sandstone, shale and thin limestone beds. Sandstone, mudstone, and coal formed along the coastal plains and non-marine rocks include sandstone, mudstone, and conglomerate (Brister and Hoffman, 2002). The Late Cretaceous rocks, the Mesa Verde Group, were formed in a transgressive-regressive, marine-non-marine cycle. Non-marine sediments dominate the Tertiary sandstone, shale, and conglomerate which were deposited in stream channels, floodplains, lakes, and as windblown sands (Brister and Hoffman, 2002).

Local Geology

     The upper Jurassic Morrison Formation is the primary host for uranium mineralization in the Hosta Butte area. The Recapture Member shale is the basal unit of the Morrison Formation and is approximately 255 feet thick (Fig. 9-3). The Member consists of shaley siltstone and mudstone with discontinuous lenses of sandstone. The Recapture shale does not host any significant uranium occurrences. The Westwater Member overlies the Recapture Member and is approximately 350 feet thick (Hilpert, 1969). The Westwater consists of fine-grained to coarse-grained feldspathic, poorly sorted sandstone with conglomeritic zones (Ristorcelli, 1980 and Anderson and Lucas, 1995). Mudstone to shale forms continuous and discontinuous beds and lenses (Fig. 9-4) (Peterson, 1980). The Westwater is the most important host to uranium mineralization, which most commonly occurs in the sandstone units. Thin shaley interbeds often bound the sandstone beds (Fig. 9-5).

     The Brushy Basin Shale Member overlies the Westwater and is the uppermost Member of the Morrison Formation. The Brushy Basin Shale is about 115 feet thick and consists mostly of mudstone with thin sandstone lenses (Turner-Peterson, 1987). The Brushy Basin Shale occasionally hosts uranium mineralization in the sandstone lenses.

     The Cretaceous Dakota Formation overlies the Morrison Formation and consists of fine to medium grained, well sorted sandstone with siltstone and shale interbeds. The Formation is about 160 feet thick and occasionally hosts uranium mineralization. The Cretaceous Mancos Shale Formation overlies the Dakota Formation and consists of three Members. The lowermost Whitewater Arroyo Shale Member is about 90 feet thick, the middle Two Wells Sandstone Member is about 30 feet thick and the uppermost Mancos Shale Member is about 650 feet (Hilpert, 1963).

      The Cretaceous Mesa Verde Group overlies the Mancos Shale Formation and includes the Gallup Formation, the Crevasse Canyon Formation, and the Point Lookout Formation. The basal Gallup Formation is a gray to tan medium to fine-grained, well sorted, calcareous sandstone with cross-bedding. The Gallup Sandstone is about 80 feet thick in the Crownpoint area. The Crevasse Canyon Formation overlies the Gallup Sandstone and varies from 490 to 750 feet thick. The basal unit of the Formation is the Dilco Coal Member which is 120 to 180 feet thick and consists of interbedded sandstone, siltstone, shale and coal beds. The Stray Sandstone overlies the Dilco Coal Member and is comprised of grey to white, well sorted, medium grained sandstone. The Stray Sandstone is about 65 feet thick. The Mulatto Tongue of the Mancos Shale is about 340 feet thick and overlies the Stray Sandstone. This Member consists of shale, siltstone, and marine sandstone. The Dalton Sandstone Member is above the Mulatto Shale and is about 60 feet thick. The Dalton Sandstone is a light gray very fine grained to fine grained marine sandstone. The Gibson Coal Member is the uppermost member of the Crevasse Canyon formation. The Gibson Coal Member is about 235 feet thick and consists of interbedded sandstone, siltstone, shale and coal. The Point Lookout Formation is represented by the Hosta Member in the Crownpoint area. The Hosta Member is a light colored, fine to medium-grained sandstone which is a prominent cliff former. The Mesa Verde Group is not a known host to economic uranium mineralization.

Structure

     The sedimentary rocks of the San Juan Basin form a gently dipping monocline in the Grants-Gallup area known as the Chaco Slope (Brister and Hoffman, 2002). The beds generally dip to the north with localized variations due to undulations and minor deformation. The beds in the project area are gently dipping to the north.

     The Zuni Uplift is located to the south of the project area and formed the Zuni Mountains (Robertson 1986). This uplift may have provided the groundwater flow regime which aided in the dissolution of uranium bearing minerals in the oxidizing groundwater, causing downdip transport toward the project area.

Alteration

     Alteration is not described on any drill logs or discussed in any reports obtained in the data base beyond the mention of oxidized or reduced. No discussion is made of mineralogy or other features. Oxidized and reduced sandstone beds in other areas are often discernible by color, where oxidized units are reddish from iron oxides and reduced beds are green to gray due to organic compounds, reduced iron compounds, or clay-chlorite assemblages. Generally the Westwater Canyon sandstone units to the south of a mineralized zone are oxidized and the sandstone downdip to the north is reduced.

Item 10: Deposit Types

     Sandstone hosted uranium deposits occur in many of the world's large sedimentary basins, which contain sediments derived from volcanic or plutonic rocks. Weathering causes the insoluble U4+ ion, contained in the sediments derived from igneous rocks, to convert to the U6+ uranyl ion, which is soluble in oxidized groundwater. The uranium ions are carried along with the groundwater as it migrates through the permeable sedimentary rocks. The mineral bearing fluids deposit secondary uranium minerals, such as uraninite or coffinite, when the waters encounter reductants in the sediments, such as organic material in the sandstones. The mineralized body forms a crescent shaped tube-like body along the oxidizing-reducing front, with oxidized sediments updip of the deposit and reduced sediments downdip (Fig. 10-1). The deposit migrates slowly downdip with the re-deposition of uranium at the leading edge of the body on the reduced front as the back edge of the body slowly dissolves with the down gradient movement of the oxidized groundwater. These deposits are referred to as roll front deposits due to their depositional process and morphology.

Item 11: Mineralization

     The oxidized-reduced contact zone within the Westwater Canyon Member crosses the Quincy Hosta Butte Property. Within this zone the individual ore bodies form discontinuous, stacked, lenses, typically a few hundred to a thousand feet long, up to 300 feet wide and 0.5 foot to over 50 feet in true thickness. The Hosta Butte uranium mineralization forms stratabound bodies in the sandstone of the Westwater Canyon Member. The mineralized beds range from nearly horizontal to moderately dipping (up to 10o). The mineralization forms irregular linear zones and pods at several stratigraphic horizons within the Westwater Canyon sandstone. Drill logs included in the data base do not describe the lithology or alteration assemblages encountered and only include gamma ray and electrical logs. The electrical logs identify the sandstone beds and shale horizons. The sandstone units range from a few feet thick to over 75 feet thick. The shale interbeds are generally thin and range from a couple of feet to about 30 feet.

     Mineralization is associated with the porous and permeable sandstone which contained elevated concentrations of organic material, often as coatings on sand grains (EPA, 1994). Organic material deposited in sandbars within the braided or meandering stream systems of the Westwater Canyon Member controlled the lenticular and pod like ore zones. Uranium minerals which have been identified in various studies include coffinite, uraninite, andersonite, bayleyite, uranophane, tyuyamunite, and carnotite (Hilpert, 1963 and Peterson, 1980)

Item 12: Exploration

     Quincy has not conducted any physical work on the Hosta Butte property beyond a data package review and critical evaluation of the data for this report.

The author collected GPS UTM coordinate information during the field visit sufficient to confirm the location of the Conoco local mine grid.

Item 13: Drilling

     This report is based on equivalent uranium grade determinations from downhole gamma logs of 133 drill holes totaling at least 325,285 feet. Drilling was completed by Conoco in the 1970's. Quincy has not completed any drilling or other generative work.

     The drill holes have an average total depth of approximately 2445 feet with the deepest hole being at least 2550 feet. All drill holes were vertical. The drill holes are spaced approximately 200 feet apart on an irregular grid (Figs. 13-1). Drill hole collar locations are not written on the individual gamma logs. The Conoco tabulation of drill hole coordinates is assumed to accurately represent the location of the drill hole collar. Downhole surveys were completed on an irregular basis and consist of an x and y deviation from the collar and true elevation in or near the mineralized zones. The survey data was collected about every 50 feet in the target zone. Continuous downhole surveys were not completed.

     Diamond core drill holes appear to comprise the drilling completed on the project although the drilling method and type is not documented in the existing database. It is not clear if core samples were recovered from all the drill holes and preserved, as no descriptions or logs exist in the database and access to the HRI warehouse was not obtained during the field review period.

     Downhole gamma probe surveys of the drill holes collected readings every 0.5 foot. Mineralization ranges from a couple of feet thick to over 50 feet thick true thickness in nearly horizontal stratabound layers. The gamma probe sampling interval was sufficient to define the mineralized horizons in detail. The mineralized intercepts are approximately the true thickness of the mineralization.

     All drilling included in this examination was completed during the exploration efforts of Conoco, the original property owner during the 1970's. Quincy has not conducted any drilling on the property. The historic drilling database contains information from 133 drill holes, which were included in the resource model.

Item 14: Sampling Method and Approach

     Measurement of the uranium concentration in drill holes was made with radiometric logging of the drill holes throughout the entire resource area. Direct chemical confirmation analyses are not included in the data base and only a brief summary of check analyses are included in old Conoco reports. Radiometric logging of the drill holes was completed by an unknown geophysical logging company, possibly a Conoco in house group. Natural gamma (counts/second, or cps), self potential (millivolts), and resistance (ohms) were recorded at 1/2 foot increments on magnetic tape and then processed by computer to graphically reproducible form. The eU3O8% conversions from the gamma log data were calculated using the raw natural gamma counts multiplied by the K-factor times 2 (eU3O8% = (gamma cps) x (K-factor x 10-5) x (2)) (W. McKnight pers. comm.). A typical K-factor reported on a Hosta Butte log is 2.45 and the 10-5 factor is not included on the log header, therefore the corrected K factor would be 0.0000245.

     Downhole geophysical survey results are affected by several factors. The survey tool is either lowered down on open hole or is lowered inside the drill pipe. The radiation counts are most representative in a dry open hole. The presence of water in the hole or a survey through the drill pipe returns gamma count values which are lower than those collected in an open hole or a dry hole and return equivalent uranium values that are lower than the actual concentration. The use of the pipe correction in an open hole or the use of a water factor in a dry hole would result in calculated uranium values that are higher than actual values. The logs identify the K-factor and water factor for the drill holes but pipe factors are not included. It is not known if the correction factors were used in the calculated uranium values in the Conoco database. This study did not apply a water or pipe factor. In general, natural gamma values tend to underestimate U3O8 values and the stated U3O8values used in the grade calculations are considered to be a conservative estimate of grade.

     The sample quality is considered to be acceptable and representative of uranium values within the range of acceptable analytical error.

     Downhole geophysical surveys collected data on 0.5 foot intervals regardless of rock type or alteration, eliminating any sampling bias. High grade intervals exist and extend with fairly consistent values laterally for several hundred feet. The high grade values have not been cut or weighted for the calculation of the average grade of a bench.

     The database consists of more than 12,574 one half foot original gamma probe readings which were used to calculate the resource model. The model benches presented in Appendix A post the 10 foot composite grade average for each drill hole.

Item 15: Sample Preparation, Analyses and Security

     The original geophysical data aquisition was completed by Conoco. Quincy has not conducted any sampling or geophysical analyses of mineralization used in this evaluation.

     This resource calculation is based on the eU3O8% gamma log conversion values to identify the ore zone and calculate an average grade for the model discussed. The procedures implemented for the radiometric downhole surveys are discussed in Item 14 and Item 16.

     Conoco evaluated the quality of the gamma log results by analyzing the estimated concentration of uranium and the true values based on chemical analyses. The evaluation of uranium disequilibrium is a common study completed to determine data quality. Disequilibrium is the imbalance between the uranium content and the radioactivity emitted by a given volume of mineralized rock. This imbalance is caused by either differential mobilization of the more soluble uranium from the deposition site, relative to its daughter isotopes, or by a lack of time for the accumulation of the daughter isotopes to reach a state of equilibrium after the uranium has been deposited. Generally when the decay series is in equilibrium the gamma plus beta radiation is proportional to the amount of uranium present. Disequilibrium is particularly prevalent in sandstone-hosted uranium deposits, where mobilization of the uranium out of the original deposition site results in an overestimation of the uranium content, based on radiometric measurements. Conversely, in a geologically young environment, a deficiency of daughters relative to uranium will cause an underestimation of uranium content based on radiometric methods. The degree of disequilibrium may vary from place to place within a deposit.

     Conoco conducted disequilibrium studies using samples from the Crownpoint area to confirm the eU3O8% values calculated from the gamma logs. Fifty mineralized intervals were analysed from 24 drill holes totaling 348 individual samples and the results were presented in a 1979 summary report. The author of the report was not identified and supporting data is not included with the report or within the database reviewed by Quincy. The disequilibrium studies completed chemical analyses, repeat gamma log analyses, and closed can analyses of the same core intervals. Conoco completed three studies to evaluate the data quality:

1). A comparison of the composite grade time thickness product of cored mineral intervals which had been assayed chemically to the corresponding intervals as represented radiometrically on the computer log printout.

2). Regression analysis of the radimetric/chemical assay pairs, disregarding interval thickness, derived in the core/gama log interval comparison above.

3). Regression analysis of closed-can gamma/chemical assay pairs.

     Conoco's study showed a range from a slight chemical depletion (3%) to a moderate enrichment (13%) of the eU3O8% (Table 15-1). The regression analysis of the closed can gamma and chemical analyses indicate the deposits are essentially in 1:1 equilibrium. Cononco concluded that the gamma log values tend to underestimate the actual chemical grade.

     Chemical assay determination of uranium content is probably more reliable than the calculated equivalent uranium content obtained from the gamma logs. Future drilling programs and grade confirmation studies should utilize uranium assays rather than equivalent uranium values calculated from radiometric surveys. The indicated resource grade is based on the equivalent uranium values, from the gamma conversions, and is probably a reasonable grade estimate.

Table 15-1
Tabulation of Conoco Disequilibrium Studies.

Section	DF GxT (chemical assay)/GxT gamma log	# of intercepts # of holes	DF at 0.18% eU3O8% Regression analysis of assay pairs from core- gamma log interval comparison	# of samples	DF at 0.18% eU3O8% Regression analysis of of closed can gamma versus chemical analysis
29	1.13	25 intercepts 11 drill holes	1.13	135	1.06
24	1.02	11 intercepts 6 drill holes	1.01	118	0.97
19	1.11	14 intercepts 7 drill holes	1.11	95	1.08

DF is the disequilibrium factor GxT is the grade times thickness value

     The closed can eU3O8% value represents the amount of uranium which would need to be present to support, under equilibrium conditions, the observed amount of 226Ra in the sample. The value is determined by making the gamma activity measurements in the sample before and after sealing in an airtight container for sufficient time to allow the short-lived daughters of 226Ra to approach equilibrium. Loss of radon can occur during sampling, transporting, or preparing of samples for analysis. The value for % Radon Loss is included in the report to indicate the magnitude of disequilibrium arising from this possibility. The studies of disequilibrium and true grade are incomplete and further work is required to fully understand disequilibrium conditions and actual uranium content of the mineralized horizons.

     The author believes the original gamma log data and subsequent conversion to eU3O8% values to be a reliable estimate of the U3O8grade. The Conoco records available to Quincy for this review are incomplete but it is believed that Conoco followed best practices standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limits the possiblity of sample contamination or tampering.

Item 16: Data Verification

     The percentage of eU3O8contained in drill holes was calculated from the downhole gamma logs at the time of the drilling and surveys. Original data was collected on 0.5 foot intervals and converted to eU3O8% using the formula given in Item 14. The data available for this analysis were the original gamma logs and grade summary tables for each drill hole. The original logs and the tabulated data were compared to verify the values and there is a reasonable correlation in values. The tabulated data was scanned and entered into an ACCESS database along with collar location data. The scanned data was checked and confirmed and the current database is estimated to be essentially error free. Further verification and correction of the data was completed during sectional interpretations.

     The original downhole gamma logs have been reviewed in detail. Diamond core samples are reportedly stored in the HRI facility at Crownpoint but it has not been possible to resample the mineralized intervals to confirm assay values in comparison to gamma log estimations. Check assays of selected core sample are recommended in the next phase of work. Drill holes from the Conoco drilling program were not cased or capped and it is not possible to re-enter any drill holes in order to re-survey them.

     The only alternative to definitively verify gamma log values or U3O8 assays is todrill twin holes in selected areas. Confirmation drilling is beyond the scope of this stage of project evaluation and will be recommended in the next stage of work.

Item 17: Adjacent Properties

     The Quincy Crownpoint Property (Myers, 2006a and 2006b) occurs in the same geologic setting as the Hosta Butte Property. Crownpoint is approximately 5 miles north of Hosta Butte and is also hosted in the Westwater Canyon Member. The mineralized bodies form nearly east-west zones which form multiple bands from south to north. The Crownpoint zone is considered to be the next mineral zone to the north of Hosta Butte. The Crownpoint uranium mineralization hosted within the Quincy Properties includes at least 23.638 million tons at an overall average grade of 0.1% eU3O8 (Table 17-1).

Table 17-1
Indicated Resource of Quincy's Crownpoint Properties.

	Million Tons	Grade % eU3O8	Millions of Pounds of U3O8	# of Core Drill holes	Approximate Drill hole Spacing
Sec. 19	2.80	0.0985	5.634	162	200 Feet
Sec. 29 W/2	4.26	0.0943	8.038	163	200 Feet
Sec. 24 SE/4	4.75	0.1041	9.966	157	200 Feet
Total	11.81	0.1	23.638	482	200 Feet

Item 18: Mineral Processing and Metallurgical Testing

     The uranium mineralization in the Hosta Butte area is amenable to in situ leach (ISL) technology. Considerable research has been completed on ISL and several mines are currently under production in the United States. HRI has applied for mining permits in the Crownpoint and the nearby Church Rock areas in preparation for ISL mining. A detailed description of ISL mining techniques was described in the EIS report prepared by HRI (NUREG 1508, 2002).

     The ISL process involves the in situ leaching of soluble minerals in an injected fluid consisting of groundwater, oxygen, and bicarbonate. The injection fluid (lixiviant) is injected into the mineral bearing sandstone and the mineral bearing lixiviant (pregnant solution) is extracted in another well, a few hundred feet away (Fig 18-1). A field of drill holes is laid out with 4 to 5 injection wells with a single central extraction well (Fig. 18-2).

     The pregnant solution is processed on the surface to extract the uranium. The extraction process (Fig. 18-3) involves an ion exchange circuit, an elution circuit, and precipitation and drying (Fig. 18-4) (NUREG 1508, 2002) . The leaching solution would be reused after mineral extraction.

Item 19: Mineral Resource and Mineral Reserve Estimates

     The currently defined mineral resource is stated as an Indicated Resource under the definition described under NI 43-101. The density of drilling information is sufficient to interpret the mineralized horizons with a high level of confidence. The calculation of an indicated resource rather than a measured resource is due to the lack of physical samples of drill core or chips which can be re-assayed, and the inability to re-enter old drill holes to confirm gamma logs of the mineralized zones. Confirmation drill holes and re-sampling of existing drill core will be required to elevate the status of the indicated resource to a measured resource. Additional confirmation drilling and a detailed 2.5 by 2.5 by 2.5 foot three-dimensional block model generated from the cross section and bench interpretations, and evaluated with a modern mine planning software package, is necessary to provide the basis for a proven and probable mineral reserve along with detailed economic and engineering studies.

     The author prepared the estimation of mineral resources. Dr. Myers has prepared reserve and resource estimations and feasibility reports for a variety of advanced exploration projects, including uranium projects, and operating mines, over the past 16 years, which have passed technical reviews, internal, and external audits, meeting reporting requirements of the TSX, SEC, and JORC codes. The author is independent of Quincy Energy Corp as defined by NI 43-101.

     The grade of the mineralized zone was calculated as an average, bench by bench, and did not utilize any weighting factors in the calculations. The pounds of eU3O8 for each bench were tabulated along with the area and calculated volume for each bench. The total number of tons contained in the mineralized zones and the total number of pounds of eU3O8were summed and the average grade of the entire mineralized zone was calculated from these results (Table 19-1). The calculated grade is below the statistical average of the sample population above the 0.04% cutoff of eU3O8. The calculated grade utilized the average grade of the 10 foot bench composite and includes 0.5 foot intervals below the 0.04% cutoff grade causing dilution of the grade average.

Table 19-1.
2006 Hosta Butte Resource Statement using a 0.04% U3O8 Cutoff Grade for a 10 foot Bench composite.

	Million Tons	Grade eU3O8%	Contained eU3O8 (Million Pounds)
Indicated Resource	6.598	0.1123	14.822

     Definition of the mineralized zone assumed the reliability of the gamma log readings and the conversion to eU3O8values. Every effort was made to confirm the location of the mineralized zone in each drill hole and the conversion to eU3O8 was also confirmed. The deposition of uranium in the Crownpoint deposit is interpreted to form nearly horizontal, bedding controlled units in the sandstone and siltstone rocks. Good continuity exists along horizontal layers between drill holes over hundreds of feet.

Cutoff Grades

     The mineralized zone was defined as mineralization above the selected cutoff grade of 0.04% eU3O8over a ten foot composite. The selection of a 0.04% eU3O8cutoff grade considers ISL recovery factors, maximizes the tonnage of mineralization, and maintains strong positive value at todays uranium price. The concentration of U in the ISL solution is a function of the grade of the body being leached. Leaching is more effective in zones with a higher concentration (Fig. 19-1). A mineralized body which has an average grade of 0.05%U3O8results in a pregnant solution with a relatively low concentration of U in solution (<60 ppm). A mineralized interval with a grade of 0.15% U3O8would produce a pregnant ISL solution with approximately 175 ppm U. Economic leaching and recovery of U in an ISL setting probably requires at least 100 ppm in the recovered solution (W. McKnight pers.comm.). An average grade of 0.1%U3O8 would appear to be a reasonable lower limit for the average grade of a mineralized body. A more extensive evaluation of the cutoff grade for individual mineralized horizons, leachable thickness of mineralization, pore volume of the ore zone, and the effect of low grade material in a high grade zone, is beyond the scope of this report and will be examined in the pre-feasibility and feasibility studies.

     The sample population of eU3O8values forms a log normal distribution (Fig. 19-2) with a range from 0% to a high of 1.35% (Table 19-3). The mean of the population is about 0.0224% and the standard deviation is 0.0776. The sample population above the cutoff grade of 0.04% has a mean of 0.1434% and a standard deviation of 0.1587. The calculated average grade of the indicated resource is less than the statistical average of the sample population above the 0.04% cutoff due to internal low grade "waste" include in the 10 foot bench composite grade average. The low grade material within an ore zone cannot be segregated from the higher grade mineralization in an ISL mining situation and thus internal waste is an important consideration in calculating contained pounds of uranium.

Table 19-3.
Population Statistics of eU3O8 Values at Various Cutoff Grades

Sample Population	Minimum Value %	Maximum Value %	Population Range	Mean	Standard Deviation
12574	0	1.35	1.35	0.0224	0.0766
2245	0.04	1.35	1.31	0.1434	0.1587

Volume Determination of Mineralized Zone

     Cross sections with drill hole eU3O8% values were generated in the Rockworks 2004 software program from the ACCESS database. The cross sections were then interpreted by hand on a section by section basis. The sectional data was transferred to bench plans, spaced every10 feet, and the ore zones were interpreted and digitized in order to accurately measure the area of the mineralized body outline. The measured area and volumes calculated from the benches were used to calculate the tons contained on each bench (Table 19-4). The bench plan model provided the best interpretation of the ore body as drill spacing is often insufficient to model the small lenses on cross-section.

Table 19-4.
2006 Hosta Butte Mineral Resource Calculations for bench plan maps using 10 foot spaced benches with an average Cutoff grade for the interval of approximately 0.04% eU3O8.

Bench	Area Ft2	Volume Ft3	Density	Tons	Grade %	# U3O8
5220	204998	2049980	15.8/ft3	129746	0.0390%	101202
5230	231049	2310490	15.8/ft3	146234	0.0780%	228124
5240	150276	1502760	15.8/ft3	95111	0.1250%	237778
5290	258910	2589100	15.8/ft3	163867	0.0770%	252355
5300	365410	3654100	15.8/ft3	231272	0.1885%	871896
5310	855957	8559570	15.8/ft3	541745	0.1307%	1415760
5320	1116053	11160530	15.8/ft3	706363	0.1406%	1986056
5330	2168929	21689290	15.8/ft3	1372740	0.1353%	3714634
5340	1643836	16438360	15.8/ft3	1040403	0.0968%	2014219
5350	1367964	13679640	15.8/ft3	865800	0.0719%	1245309
5360	710426	7104260	15.8/ft3	449637	0.0869%	781083
5370	568269	5682690	15.8/ft3	359664	0.1746%	1255946
5380	299556	2995560	15.8/ft3	189592	0.0880%	333683
5390	278927	2789270	15.8/ft3	176536	0.0680%	240089
5400	84101	841010	15.8/ft3	53228	0.0470%	50035
5420	67627	676270	15.8/ft3	42802	0.0590%	50506
5450	53531	535310	15.8/ft3	33880	0.0640%	43367

				6,598,620	0.1123%	14,822,044

Density Determinations

     Conoco and HRI estimated a density factor to use in their tonnage calculations (Table 19-5). The lower density factor of 15.8 ft3/ton was used in this report.

Table 19-5.
Dry Density Values for Mineralized Sandstone

Conoco	16 ft3 /ton
HRI	15.8 ft3 /ton
Quincy (this report)	15.8 ft3 /ton

Grade Continuity

     The continuity of grade between drill holes is good at moderate to low values of eU3O8. High grade zones are limited in lateral and horizontal extent. Resource modeling for this report calculated a simple average grade for each 10 foot bench, equally weighting each drill hole to limit biasing. Clustering of drill hole data is insignificant and does not bias the bench average.

Item 21: Interpretation and Conclusions

     The study completed for Quincy on the Hosta Butte Property found the project to be of merit and further work is recommended. Critical evaluation of the historic database generated by Conoco proved sufficient to allow the calculation of an indicated resource of 6.598 million tons grading 0.1123% eU3O8, containing 14.822 million pounds of eU3O8 . This estimate is similar to the "Reserve" estimate of Conoco and HRI. In an ISL setting the 10 foot average grade is probably representative of an extractable head grade value over a reasonable leaching thickness.

     The exploration program executed by Conoco during the 1970's followed industry best practices. Drilling density and the acquisition of radiometric downhole surveys provided sufficient information to generate a detailed volumetric model of the mineralized body and calculate an average uranium grade for the resource. Some questions exist in the detailed correlation of the equivalent uranium grades calculated from the gamma survey values and require a check assay program. The estimated uranium grades are considered to be reasonable estimations of the true grade. The calculated average grade of the indicated resource is considered to be a representative yet conservative estimation of the overall mineral body.

     The objective of this report was to confirm the previous resource statement of Conoco and HRI and bring the resource to modern standards. The three dimensional model generated by the author with orthogonal cross sections and the rectification of the sections to bench plans provides a high level of confidence for the calculated volume of the ore body. The author believes that the database generated by Conoco is a truthful representation of the data and provides a database sufficient to calculate an indicated resource which meets the standards of NI 43-101.

Item 22: Recommendations

     The Hosta Butte Project is considered, by the author, to be a significant uranium resource and further work is warranted. Current projections of uranium demand for energy production and related unit price projections are considered to be very positive and indicate a strong value to the property moving forward.

Future work programs are recommended as follows:

Stage 1

Table 22-1.
Pre-Feasibility Confirmation Program.

Comprehensive sampling program of existing drill core samples. Assays should utilize chemical or neutron activation assay techniques in favor of a calculated estimate from gamma probe survey.	$75,000
Metallurgical Evaluation Program completing a large diameter (PQ core in ore zone) drill hole program (2 holes 4000 feet) with metallurgical tests on the core	$250,000
Completion of geologic and mineralization model with 5 foot spaced bench plans through the mineralized zone based on the 10 foot spaced benches created for this interpretation. Shaley horizons need to be identified in detail in relation to the leachable sandstone ore zones.	$25,000
Completion of Reserve/Resource Block Model using 2.5' by 2.5' by 2.5' blocks, compositing to 5 foot benches.	$50,000
Total	$400,000

Stage 2

Table 22-2
Pre-Feasibility Study Stage 2

Exploration/infill drilling approximately 10 holes 25,000 feet including 2 metallurgical drillholes PQ diameter	$500,000
Updated Block Model	$50,000
Metallurgical testing and ISL modeling	$200,000
Totals	$750,000

This proposed work program satisfies the first 2 years work commitment of Quincy.

Item 23: References

Anderson, O. J., and Lucas, G., 1995, Base of the Morrison Formation, Jurassic, of northwestern New Mexico and adjacent areas, New Mexico: Geology, v. 17, no. 3, p. 44–53.

Aubrey, W. M., 1992, New interpretations of the stratigraphy and sedimentology of uppermost Jurassic to lowermost Upper Cretaceous strata in the San Juan Basin of northwestern New Mexico: U.S. Geological Survey Bulletin B 1808-J, p. J1–J17.

Brister, B.S. and G.K Hoffman, 2002, Fundamental Geology of the San Juan Basin Energy Resources. In New Mexico's Energy, Present and Future. B.S. Brister and L.G. Price editors, New Mexico Bureau of Geology and Mineral Resources Decision Makers Field Conference. pp. 21-25.

Chenoweth, W.L. and H. K. Holen, 1980. Exploration in Grants Uranium Region since 1963, In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C. A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 17-21.

Dam, W. L., Kernodle, J. M., Thorn, C. R., Levings, G. W., and Craigg, S. D., 1990, Hydrogeology of the Morrison Formation in the San Juan structural basin, New Mexico, Arizona, and Utah: U.S. Geological Survey, Hydrologic Investigations Atlas, HA-0720-J, 2 sheets.

EPA, 1994, Title 40, Code of Federal Regulations. U.S. Government Printing Office, Washington D.C.

Hilpert, L. S. 1963. “Regional and Local Stratigraphy of Uranium-Bearing Rocks.” In Geology and Technology of the Grants Uranium Region. Edited by V. C. Kelley. New Mexico Bureau of Mines and Mineral Resources, Memoir 15, pp. 6-18.

Hilpert, L. S. 1969. Uranium Resources of Northwestern New Mexico. U.S. Geological Survey Professional Paper 603.

Kernodle, J. M., 1996, Hydrogeology and steady-state simulation of ground-water flow in the San Juan Basin, New Mexico, Colorado, Arizona, and Utah: U.S. Geological Survey, Water-Resources Investigations Report 95-4187, 117 p.

Myers, G., 2006a, Technical Report of the Section 24 Portion of the Crownpoint Property McKinley County, New Mexico, 43-101 Report for Quincy Energy Corp, March 2, 2006.

Myers, G., 2006b, Technical Report of the Section 19 and 29 Portions of the Crownpoint Property McKinley County, New Mexico, 43-101 Report for Quincy Energy Corp, April 7, 2006.

NUREG 1508, 2002, Final Environmental Impact Statement to Construct and Operate the Crownpoint Uranium Solution Mining Project, Crownpoint, New Mexico.

Peterson, R. J., 1980. Geology of Pre-Dakota Uranium Geochemical Cell, Section 13, T16N, R17W, Church Rock Area, McKinley County. In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C.A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 131-138.

Ristorcelli, S.J. 1980. Geology of Eastern Smith Lake Ore Trend, Grants Mineral Belt. In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C.A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 145-152.

Robertson, J.F. 1986. Geologic Map of the Crownpoint Quadrangle, New Mexico. U.S. Geological Survey Geologic Quadrangle Map GQ-1596.

Stone, W.J., Lyford, F.P., Frenzel, P.F., Mizell, N.H. and Padgett, E.T. 1983. Hydrogeology and water resources of San Juan Basin, New Mexico. New Mexico Bureau of Mines and Mineral Resources, Hydrologic Report 6, 70 p.

Tremain, C.M., S.E. Laubach, and N.H. Whitehead, III, 1994, Fracture (cleat) patterns in Upper Cretaceous Fruitland Formation coal seams, San Juan basin, in W.B. Ayers, Jr. and W.R. Kaiser, eds., Coalbed methane in the Upper Cretaceous Fruitland Formation, San Juan basin, New Mexico and Colorado: New Mexico Bureau of Mines and Mineral Resources, Bulletin 146, p. 87-102.

Turner-Peterson, C. E., 1987, Sedimentology of the Westwater Canyon and Brushy Basin Members, Upper Jurassic Morrison Formation, Colorado Plateau, and relationship to uranium mineralization: University of Colorado, Ph.D. dissertation, 169 p.

Item 26: Illustrations

The following figures accompany the report and are designated by the Item to which they refer and the figure number in that Item.

Figure 6-1	Property Location Map
Figure 6-2.	Claim Map in UTM coordinates with Township, Range, and Sections
Figure 6-3	Location of mineral zone and claim block
Figure 7-1.	Topographic map of the Property Area
Figure 9-1	Regional Tectonic Map
Figure 9-2	Regional Geologic Cross-Section
Figure 9-3	Stratigraphic Column
Figure 9-4.	Regional Geologic Map
Figure 9-5	Example of a Gamma-Resistivity Log
Figure 10-1	Idealized Mineralization Model of a Roll-Front Uranium Deposit
Figure 13-1.	Drill hole Location Map
Figure 18-1	Schematic Extraction Well Configuration
Figure 18-2	Typical Well Field Layout
Figure 18-3	Extraction Process Flow Sheet
Figure 18-4	Layout of Extraction Plant
Figure 19-1.	Uranium Concentration in Pregnant Solution versus Head Grade
Figure 19-2.	Cumulative Histogram of eU3O8 values

Figures included in the Appendices

Figure A-1	Bench 5220
Figure A-2.	Bench 5240
Figure A-3	Bench 5280
Figure A-4	Bench 5300
Figure A-5	Bench 5320
Figure A-6	Bench 5340
Figure A-7	Bench 5360
Figure A-8	Bench 5380
Figure A-9	Bench 5400
Figure A-10	Bench 5420

108°
N
Paradox Basin
San Juan Uplift
La Plata
Durango
Pagosa Springs
Utah
Colorado
Arizona
New Mexico
Brazos Uplift
Chama Embayment
Four Corners Platform
Farmington
San Juan Basin
Jemez Mtn
Caldera
36°
Cuba
36°
Nacimiento Uplift
Defiance Uplift
Chaco Slope
Gallup
Crownpoint
Grants
Zuni Uplift
Albuquerque
Puerco Platform
Zuni
Embayment
Acoma
Embayment
Lucero
Uplift
108°
0
30 miles
0
40 Km

Figure 9-1.
Generalized structure of the San Juan Basin and surrounding zones of uplift (modified after Tremain et. al., 1994).

SW
NE
10,000
8,000
6,000
4,000
2,000
Sea Level
-2,000
-4,000
-6,000
-8,000
-10,000
Crownpoint
New Mexico
Colorado
0 5 10 20 miles
0 5 10 20 30 Km
vertical exaggeration x21
Utah
Durango
NE
Colorado
New Mexico
Arizona
Gallup
Crownpoint
SW
Location of Cross Section
Tertiary Undivided
Kirkland
Fruitland
Pictured Cliff Sandstone
Lewis Shale
Mesa Verde Group
Gallup Sandstone
Mancos Shale
Dakota Sandstone
Morrison Fm
Summerville and Todolitos Limestone
Cow Springs Sandstone
Entrada Sandstone
Chinle Fm
San Andreas Limestone
Paleozoic Undifferntiated
pre-Cambrian Basement

Figure 9-2
Generalized geologic cross section across the San Juan Basin.
(modified after Stone et al., 1983).

SYSTEM
ROCK UNIT
THICKNESS
CRETACEOUS SYSTEM
MESA VERDE GROUP
HOSTA MEM
100' Kpth
Massive, clean white to buff, fine to medium grained, cliff forming sandstone, partial section present.
CREVASSE CANYON FORMATION
GIBSON COAL MEMBER
235' Kcg
Interbedded sandstone, siltstone, shale, and coal beds mostly gray to black in subsurface; tan, yellow, and black in outcrop.
DALTON Ss. MBR
60' Kcda
Chiefly light gray to tan, very fine to fine grained marine sandstones.
MULATTO TONGUE OF THE MANCOS SHALE
340' Kmm
Light to dark gray shale, siltstone, and some marine sandstones.
STRAY Ss.
65' Kcs
Light gray to white, medium-grained, well sorted sandstone.
DILCO COAL MEMBER
110' Kcdl
Interbedded light gray sandstone, siltstone, carbonaceous shale, and coal beds.
GALLUP FORMATION
MAIN BODY OF GALLUP Ss.
80' Kg
Light gray, fine grained, well sorted sandstone.
LOWER GALLUP Ss.
20'
MANCOS SHALE FORMATION
MAIN BODY OF MANCOS SHALE
650' Km
Limey, light gray to black marine shale interbedded infrequently with limestone and some gypsum. Fossiliferous Juana Lopez Member occurs near middle of section.
TWO WELLS Ss. MBR
30' Kdt
Light gray to tan, fine-grained, well sorted sandstone
WHITE WATER ARROYO SHALE MEMBER
90' Kmw
Light to dark gray shale and siltstone.
DAKOTA FORMATION
160' Kd
Light gray to tan, fine to medium grained, well sorted sandstone with some interbedded shale and siltstone.
JURASSIC SYSTEM
MORRISON FORMATION
BRUSHY BASIN SHALE MBR.
115' Jmbb
Grayish green to green mudstone with occasional discontinuous lenses of sandstone.
WESTWATER CANYON SANDSTONE MEMBER
320' Jmw
Grey to light grayish red to pink locally conglomeritic, fine to coarse-grained feldspathic, poorly sorted sandstone with fairly continuous to discontinuous mudstone lenses.
RECAPTURE SHALE MEMBER
255' Jmr
Gray to gray green to red shaley siltstone and mudstone with sandstone lenses.
BLUFF SANDSTONE FORMATION
>30' Jb
Light gray to tan fine to medium grained sandstone.

Figure 9-3.
Stratigraphic column of the Hosta Butte and Crownpoint areas of the San Juan Basin.

Gamma
Resistivity
Baseline
Mancos Fm
Dakota Fm
Brushy Basin Shale
Zone 1
shale
Zone 2
shale
Zone 3
shale
Zone 4
shale
Westwater Canyon Member
Recapture Shale Member
shale
sandstone

Figure 9-5.
Typical Gamma-Resistivity log of drill hole 142 in the Crownpoint Section 29 zone. The resistivity baseline identifies shale to the left of the line and sandstone to the right of the line. The gamma log identifies the uranium mineralized zones where the peaks occur. In general the mineralization corresponds well with the sandstone units within the Westwater Canyon Member.

Recovery Trunkline
Injection Trunkline
Wellfield Building
To Processing Plant
Oxygen
Outline of Pattern
5-Spot Pattern
Injection Well (Located at Each Grid Intersection)
Recovery Well (Located at Each Grid Center)
400 Ft.
Patterns Repeat Through Wellfield
400 Ft.
7-Spot Pattern
Edge of Wellfield Area
Injection/Recovery Wells
Ore Zone Monitor Wells
Shallow Zone Monitor Wells (One Per 4 Acres)
Inset: 5-Spot Pattern
Groundwater Flow

Figure 18-2

Schematic diagram of a well field showing injection and production well patterns, monitor wells, manifold building, and pipelines (NUREG 1508, 2002).

Yellowcake Drum Storage
Shower
Office
Dryer Room
Yellowcake Storage
Filter Press
Sump Pits
Yellowcake Slurries
Elution Columns
Barren Eluants
Sump Pits
IX Columns
Injector Pumps
Sand Filters
Final Filters 3.5 Diameter
Platform
RO IX Columns
RO Sand Filters
Low Pressure Pumps
RO Unit
RO Unit
RO Water Storage
Sump Pits
$NaHCO_3$ Mix Tank
Cleaner Tanks

Figure 18-4

Layout of the planned HRI/URI main processing plant (NUREG 1508, 2002).

Mean
(0.143)
M+1SD
(0.302)
M+2SD
(0.461)
M+3SD
(0.619)
22.5
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0.0
0.05
0.3
0.55
0.8
1.05
1.3

Figure 19-2

Histogram of the assay population above the cutoff of 0.04% eU_3O_8.

Gregory Myers Ph.D.
18926 240th Ave NE
Woodinville, WA 98077
AusIMM Chartered Professional Geologist
Washington State Professional Geologist
(425) 788-7144
glm3054@aol.com

CERTIFICATE of AUTHOR

I, Gregory Myers do hereby certify that:

1. I am Chief Geologist and President of:
Dorado Minerals
18926 240th Ave NE
Woodinville, WA 98077
(425) 788-7144

2. I graduated with a Doctor of Philosophy degree in Economic Geology from Washington State University in 1993 In addition, I have obtained a Master of Science degree in Economic Geology from the University of Alaska in 1985 and a Bachelor of Science degree in Geology from the University of Alaska in 1981

3. I am a Member and Chartered Professional Geologist of the Australian Institute of Mining and Metallurgy and a Washington State Professional Geologist

4. I have worked as a geologist for a total of 20 years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report of the Hosta Butte Property, McKinley County, New Mexico. I visited the Hosta Point property on September 17, 2005.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on their website.

Dated this 18th Day of April, 2006.

Appendix A.

Representative Bench Plans showing mineralized bodies above cutoff value of 0.04% eU3O8. Local mine grid coordinates are listed across the bottom of each section. Bench elevations are in feet. The mineralized zone is in red. Bench 5260 does not contain any mineralization and is excluded from the sequence of presented bench plans.